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Exhibit

Exhibit            Description

99.1	Announcement on 2017/09/08: The Company received the indictment from Taichung District Prosecutors Office

Exhibit 99.1

The Company received the indictment from Taichung District Prosecutors Office

1. Parties to the legal matter: UNITED MICROELECTRONICS CORP.
2. Name of the court or disposing agency: Taichung District Prosecutors Office
3. Reference/case numbers of relevant documents: 106-Jhen-Zih-11035
4. Date of occurrence of the event: 2017/09/08
5. Background and circumstances of the matter (including the property/subject matter under dispute): The Taichung District Prosecutors Office pressed charges against the Company based on the allegation of violating the Trade Secret Act.
6. Course and progression of handling of the matter: Please refer to points 8 and 9.
7. Effect on company finances and business and estimated monetary amount of the effect: no material effect
8. Countermeasures and status of amelioration:
The Company has engaged attorneys to defend this case and will submit its defenses to the court to protect the Company’s interests.
9. Any other matters that need to be specified:
The Company always puts forth its best efforts to protect trade secrets and objectively adopts measures to avoid infringing others’ trade secrets in compliance with current industry practices. Whether the standard adopted by the Taichung District Prosecutors Office in this specific case complies with current practices remains to be examined by the court pursuant to the applicable laws.